================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13E-3

                               (Amendment No. 11)

                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                              WIZTEC SOLUTIONS LTD.
                                (Name of Issuer)

                        CONVERGYS ISRAEL INVESTMENTS LTD.
                              CONVERGYS CORPORATION
                       (Name of Persons Filing Statement)

                 Ordinary Shares, New Israeli Shekel 1 Par Value
                         (Title of Class of Securities)

                                   M98105-105
                      (CUSIP Number of Class of Securities)


                             William D. Baskett III
                          General Counsel and Secretary
                              Convergys Corporation
                             201 East Fourth Street
                             Cincinnati, Ohio 45202
                                 (513) 723-2444
   (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Persons Filing Statement)

                                    COPY TO:

                                  Neil Ganulin
                               Frost & Jacobs LLP
                                 2500 PNC Center
                             Cincinnati, Ohio 45202
                                 (513) 651-6800

This statement is filed in connection with (check the appropriate box):

         a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         b. [ ] The filing of a registration statement under the Securities Act of 1933.

         c. [ ] A tender offer.

         d. [X] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]


                            CALCULATION OF FILING FEE
================================================================================
Transaction Valuation*                                      Amount of Filing Fee

$73,589,850 (1)...............................................    $14,717.97 (2)
================================================================================

 1. For purposes of calculating the filing fee only. Pursuant to, and as provided by, Rule 0-11(d), this amount is calculated by multiplying $25.00, the per share cash tender offer price, by 2,943,594 Ordinary Shares, New Israeli Shekel 1 par value, which represents all Ordinary Shares outstanding as of June 29, 1999 not owned directly or indirectly by the persons filing this statement and assumes the exercise of warrants and options to purchase Ordinary Shares which were outstanding as of June 29, 1999.

 2. The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate cash value for such number of shares.


 [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $14,717.97
Filing Parties: Convergys Corporation and Convergys Israel Investments Ltd. Form or Registration No.: Schedule 14D-1
Date Filed: July 2, 1999

================================================================================


                                  INTRODUCTION

         Convergys Corporation, an Ohio corporation ("Parent"), and Convergys Israel Investments Ltd., a company limited by shares duly registered under the laws of the State of Israel and a wholly owned subsidiary of Parent ("Sub"), hereby amend and supplement their Transaction Statement on Schedule 13E-3 originally filed on April 1, 1999, as amended (the "Schedule 13E-3").

ITEM 4. TERMS OF THE TRANSACTION.

Item 4(a) is amended and supplemented by adding the following:

                  On November 10, 1999, Sub purchased 9,950 Shares for an aggregate purchase price of $248,393.25, in private purchases. On November 12, 1999, in settlement of objections to the Section 236 procedure in Israel, Sub settled the objections in consideration of a payment of $909,000 and acquired 181,800 Shares, in consideration of a payment of $4,545,000.

         Sub has completed the compulsory acquisition procedure pursuant to
Section 236 of the Companies Ordinance [New Version], 5743-1983, of the State of Israel, as described in the previously filed offer to purchase materials. On September 1, 1999, Sub gave notice of the compulsory acquisition of the remaining Ordinary Shares of the Company that it did not acquire during its recent tender offers for the Company's Shares. On November 17, 1999, Sub delivered to the Company a copy of the notice of compulsory acquisition and consideration of $4,089,600, an amount equal to $25 per share for the 163,584 outstanding Shares not already owned by Sub, was deposited in the Company's special trust account on November 22, 1999. Upon receipt of the consideration, the Company registered Sub as the record owner of the remaining 163,584 Shares. The Company received the consideration as trustee for the former shareholders whose Shares were acquired by Sub pursuant to the compulsory acquisition. The Company will deliver to the former shareholders a letter of transmittal for use in exchanging certificates formerly representing the Shares for a payment of $25 per Share. On November 16, 1999, in anticipation of the completion of the compulsory acquisition, the Company issued one Share to Convergys Corporation as against payment of its par value. That Share was issued to meet a requirement of Israeli law that a company have at least two shareholders. Convergys Corporation holds that share in trust for Sub. Thus, Sub currently owns, directly or beneficially, 7,654,713 Shares or 100% of the Shares outstanding.

         As of the close of business on November 12, 1999, the Company's shares were delisted from the Nasdaq National Market.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

Item 10 is amended and supplemented by adding the following:

         (a) Parent and Sub beneficially own a total of 7,654,713 Shares, which represents 100% of the Shares.

         (b) On November 10, 1999, Sub purchased 5,700 Shares, at the price of $24.9375 per Share and 4,250 Shares, at the price of $25.00 per Share, in private purchases. On November 12, 1999, in settlement of objections to the
Section 236 procedure in Israel, Sub settled the objections in consideration of a payment of $909,000 and acquired 181,800 Shares, in consideration of a payment of $4,545,000. On November 16, 1999, Convergys Corporation purchased one Share from the Company (which it holds in trust for Sub). On November 22, 1999, Sub acquired the remaining 163,584 Shares that it did not already own, for the purchase price of $25 per Share, pursuant to the completion of the compulsory acquisition.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS

Item 17 is hereby amended by adding the following:

(d)(8) Letter of Transmittal

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 2, 1999                       Convergys Israel Investments Ltd.




                                              By  /s/ William D. Baskett III
                                                  --------------------------
                                                  William D. Baskett III
                                                  Vice President


                                              Convergys Corporation



                                              By  /s/ William D. Baskett III
                                                  --------------------------
                                                  William D. Baskett III
                                                  General Counsel and Secretary